As filed with the Securities and Exchange Commission on May 14, 2024

Securities Act File No. 333-266368 Investment Company Act File No. 811-22904

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-2

(Check appropriate box or boxes)

☐	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐	PRE-EFFECTIVE AMENDMENT NO. __
☒	POST-EFFECTIVE AMENDMENT NO. 2

and

☐	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☒	AMENDMENT NO. 20

North Square Evanston Multi-Alpha Fund

(formerly, Evanston Alternative Opportunities Fund)

Exact Name of Registrant as Specified in Declaration of Trust

____________________________

c/o North Square Investments, LLC

200 West Madison Street, Suite 2610

Chicago, Illinois 60606

Address of Principal Executive Offices (Number, Street, City, State, Zip Code)

Registrant’s Telephone Number, including Area Code

(312) 857-2160

The Corporation Trust Company

1209 Orange Street, Corporation Trust Center

Wilmington, Delaware 19801

Name and Address (Number, Street, City, State, Zip Code) of Agent for Service

____________________________

Copies of Communications to:

Stacy H. Louizos, Esq. Blank Rome LLP 1271 Avenue of the Americas New York, New York 10020 (212) 885-5147

____________________________

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.
☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.
☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

◻	when declared effective pursuant to Section 8(c) of the Securities Act

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

☒	immediately upon filing pursuant to paragraph (b)
☐	on (date) pursuant to paragraph (b)
☐	60 days after filing pursuant to paragraph (a)
☐	on (date) pursuant to paragraph (a)

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:
☒	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-266368

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).
☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.
☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-266368) of North Square Evanston Multi-Alpha Fund (formerly, Evanston Alternative Opportunities Fund) (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 2 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. Parts A and B of the Registration Statement filed with the Securities and Exchange Commission on July 28, 2023, as amended on May 13, 2024, pursuant to Rule 424(b)(3) under the Securities Act, are incorporated by reference herein. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 2 shall become effective immediately upon filing with the Securities and Exchange Commission.

PART C -- OTHER INFORMATION

ITEM 25. Financial Statements and Exhibits

(1) Financial Statements:

Included in Part A:

Financial Highlights for period ended March 31, 2023.

Included in Part B:

Schedule of Investments as of March 31, 2023; Statement of Assets and Liabilities as of March 31, 2023; Statement of Operations as of March 31, 2023; Statement of Changes in Net Assets as of March 31, 2023; Statement of Cash Flows as of March 31, 2023; Financial Highlights as of March 31, 2023; and Notes and Report of Independent Registered Public Accounting Firm as of March 31, 2023.

(2) Exhibits:

(a)(i) Certificate of Trust dated October 16, 2013.(1)

(a)(ii) Declaration of Trust, dated October 16, 2013.(1)

(b) Not applicable.

(c) Not applicable.

(d) Refer to Exhibit (a)(ii).(1)

(e) Dividend Reinvestment Plan, dated February 12, 2014.(1)

(f) Not applicable.

(g)(i) Investment Advisory Agreement with North Square Investments, LLC, dated May 6, 2024, filed herewith.

(g)(2) Sub-Advisory Agreement with Evanston Capital Management, LLC, dated May 6, 2024, filed herewith.

(h)(i) Distribution Agreement with Foreside Fund Services, LLC.(1)

(h)(ii) Form of Dealer Agreement.(1)

(h)(iii) Form of Class A Plan pursuant to Rule 12b-1.(1)

(h)(iv) Form of Class I Plan pursuant to Rule 12b-1.(1)

(i) Not applicable.

(j) Custody Agreement with The Bank of New York Mellon.(1)

(k)(i) Master Services Agreement with Ultimus Fund Solutions, LLC, dated May 6, 2024, filed herewith.

(k)(ii) Consulting Agreement with Northern Lights Compliance Services, LLC, dated May 6, 2024, filed herewith.

(k)(iii) Expense Limitation Agreement with Evanston Capital Management, LLC, dated August 1, 2023.(1)

(k)(iv) Expense Limitation Novation and Amendment with North Square Investments, LLC and Evanston Capital Management, LLC, dated May 6, 2024, filed herewith.

(k)(iv) Form of Rule 18f-3 Plan.(1)

(l) Opinion and Consent of K&L Gates LLP.(1)

(m) Not applicable.

(n) Consent of Independent Registered Public Accounting Firm.(1)

(o) Not applicable.

(p) Letter Agreement with Evanston Capital Management, LLC, dated January 27, 2014.(1)

(q) Not applicable.

(r)(i) Code of Ethics of the Registrant, dated March 30, 2022.(1)

(r)(ii) Code of Ethics of Evanston Capital Management, LLC, dated May 11, 2023.(1)

(r)(iii) Code of Ethics of North Square Investments, LLC, dated August 1, 2023, filed herewith.

(s) Calculation of Filing Fee Table, dated July 28, 2022.(1)

(t) Power of Attorney, dated May 6, 2024, filed herewith.

(1) Previously filed

ITEM 26. MARKETING ARRANGEMENTS

Distribution Agreement incorporated herein by reference.

ITEM 27. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Not applicable.

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

None.

ITEM 29. NUMBER OF HOLDERS OF SECURITIES

Set forth below is the number of record holders as of May 9, 2024, of each class of securities of the Registrant:

Title of Class	Number of Record Holders
Class A Common Shares, par value $0.001	9
Class I Common Shares, par value $0.001	360

ITEM 30. INDEMNIFICATION

The Registrant’s Agreement and Declaration of Trust, incorporated herein by reference, contains provisions limiting the liability, and providing for indemnification, of the Trustees, officers, employees and other “Covered Persons” (including their respective heirs, assigns, successors or other legal representatives) to the fullest extent permitted by law, including advancement of payments of all expenses incurred in connection with the preparation and presentation of any defense (subject to repayment obligations in certain circumstances).

The Registrant’s Distribution Agreement, incorporated herein by reference, contains provisions limiting the liability, and providing for indemnification, of the Trustees and officers under certain circumstances.

The Investment Advisory Agreement, incorporated herein by reference, contains provisions limiting the liability, and providing for indemnification, of the Adviser and its personnel under certain circumstances.

Further, the Sub-Advisory Agreement, incorporated herein by reference, contains provisions limiting the liability, and providing for indemnification, of the Sub-Adviser and its personnel under certain circumstances.

Registrant’s Trustees and officers are insured under a standard investment company errors and omissions insurance policy covering loss incurred by reason of negligent errors and omissions committed in their official capacities as such.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in this Item 30, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 31. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

Reference is made to: (i) the information set forth under the caption “Investment Advisory and Sub-Advisory Services” in the Statement of Additional Information; (ii) the Form ADV of North Square Investments, LLC (the “Adviser”) (File No. 801-115238 filed with the SEC; and (iii) the Form

ADV of Evanston Capital Management, LLC (the “Sub-Adviser”) (File No. 801-61115) filed with the SEC, all of which are incorporated herein by reference.

ITEM 32. LOCATION OF ACCOUNTS AND RECORDS

All applicable accounts, books and documents required to be maintained by the Registrant by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are in the possession and custody of the Registrant’s custodian, The Bank of New York Mellon, or the administrator, Ultimus Fund Solutions, LLC, with the exception of certain corporate documents and portfolio trading documents which are in the possession and custody of the Adviser or Sub-Adviser. Offices of the Adviser are located at 200 W. Madison Street, Suite 2610, Chicago, Illinois 60606 and the offices of the Sub-Adviser are located at 1560 Sherman Avenue, Suite 960, Evanston, Illinois 60201. Registrant is informed that all applicable accounts, books and documents required to be maintained by registered investment advisers are in the custody and possession of the Adviser and Sub-Adviser.

ITEM 33. MANAGEMENT SERVICES

Not applicable.

ITEM 34. UNDERTAKINGS

1. An undertaking to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2. Not applicable.

3. The Registrant undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for the purpose of determining liability under the Securities Act to any purchaser:

(1) if the Registrant is relying on Rule 430B [17 CFR 230.430B]:

(A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2) if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) That for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4. Not applicable.

5. Not applicable.

6. Not applicable.

7. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of an oral or written request, its prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Cincinnati, and State of Ohio, on the 14th day of May, 2024.

NORTH SQUARE EVANSTON MULTI-ALPHA FUND

/s/ Ian Martin

Ian Martin

President, Principal Executive Officer and Trustee

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Ian Martin	President, Principal Executive	May 14, 2024
Ian Martin	Officer and Trustee

David B. Boon*	Trustee	May 14, 2024
David B. Boon

Donald J. Herrema*	Trustee	May 14, 2024
Donald J. Herrema

Catherine A. Zaharis*	Trustee	May 14, 2024
Catherine A. Zaharis

/s/ Zachary Richmond	Treasurer and Principal Financial	May 14, 2024
Zachary Richmond	and Accounting Officer

By: /s/ Ian Martin
Ian Martin Attorney-in-Fact (Pursuant to Powers of Attorney filed herewith)

EXHIBIT INDEX

(g)(i) Investment Advisory Agreement with North Square Investments, LLC, dated May 6, 2024.

(g)(ii) Sub-Advisory Agreement with Evanston Capital Management, LLC, dated May 6, 2024.

(k)(i) Master Services Agreement with Ultimus Fund Solutions, LLC, dated May 6, 2024.

(k)(ii) Consulting Agreement with Northern Lights Compliance Services, LLC, dated May 6, 2024.

(k)(iv) Expense Limitation Novation and Amendment with North Square Investments, LLC and Evanston Capital Management, LLC, dated May 6, 2024.

(r)(iii) Code of Ethics of North Square Investments, LLC, dated August 1, 2023.

(t) Power of Attorney, dated May 6, 2024.